Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

Thursday, August 29, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (August 29, 2002: Parkland Reports Strong Quarter and Record Full Year Results), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser.

Brenda Orser
Associate

Encl.

9/18

PARKLAND INDUSTRIES LTD.

FOR IMMEDIATE RELEASE: Thursday, August 29, 2002

PARKLAND REPORTS STRONG QUARTER AND RECORD FULL YEAR RESULTS

Red Deer, August 29, 2002 -- Parkland Income Fund today announced its business highlights and financial results for the period ended June 30, 2002 showing strong quarterly and record annual earnings.

	Three Months ended June 30			Year ended June 30		
Unaudited	**2002**	2001	2000	**2002**	2001	2000
Sales Volumes, Refined Products (Millions of litres)	**232**	246	213	**875**	922	808
Revenue (Millions)	**$123.2**	$134.6	$ 106.5	**$ 442.6**	$ 494.5	$ 378.2
EBITDA (000'S)	**$8,020**	$9,630	$ 4,020	**$27,586**	$20,636	$12,058
Per Unit - Basic	**$ 0.73**	$ 0.88	$ 0.37	**$ 2.49**	$ 1.89	$ 1.11
Per Unit - Diluted	**$ 0.73**	$ 0.84	$ 0.35	**$ 2.49**	$ 1.81	$ 1.05
Net Earnings (000'S)	**$3,908**	$4,752	$ 1,261	**$11,891**	$ 7,325	$ 2,328
Per Unit - Basic	**$ 0.35**	$ 0.44	$ 0.12	**$ 1.08**	$ 0.67	$ 0.21
Per Unit - Diluted	**$ 0.35**	$ 0.43	$ 0.11	**$ 1.08**	$ 0.64	$ 0.20

Effective June 28, 2002, Parkland completed its transition to an Income Fund after receiving overwhelming support from shareholders of Parkland Industries Ltd. Each shareholder received two units of the Fund (or alternatively two units of a limited partnership exchangeable into units of the Fund) together with $1.00 in cash in exchange for each common share of Parkland Industries Ltd.

Distributions have been initially established at $0.14 per unit per month ($1.68 per year) and the first distribution was paid August 15, 2002. These payments equate to $20.4 million in annual distributions based on 12,126,713 units outstanding at June 30, 2002.

To be consistent with other income funds, the fiscal year end of the Fund will be December 31 instead of June 30 as previously reported by Parkland Industries Ltd. These financial results follow the continuity of interest basis of accounting as if Parkland had always been a income fund. Accordingly, numbers that were previously reported on a per share basis are restated to account for the 2 for 1 exchange in the conversion process.

Three Months Ended June 30, 2002

Revenue and sales volumes gained momentum during the quarter but remained below the record set the prior year. Retail prices tracked crude oil costs which were approximately $0.04 per litre lower than the comparative period.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were the third best quarterly total in Parkland's history. Gross margins improved significantly over the immediately preceding quarter as was expected during the summer season.

In our growing convenience store business, merchandise gross margins increased to $1,580,000 from $809,000 the prior year as a result of higher sales and gross margin percentages. Convenience store operations turned profitable on a monthly basis in the June 30 period and set the stage for stronger contributions in the future.

Full Year Ended June 30, 2002

Total sales volumes were five percent lower in the 12 month period ended June 30, 2002 compared to the same period in 2001. Retail volumes increased slightly but wholesale volumes declined as the Fund elected not to sell certain volumes in our lower margin reseller business.

Compared to the prior year, EBITDA increased 34 percent while net earnings increased 62 percent due to favorable industry conditions and strong business performance. The prior year's results were negatively affected by $6.2 million in excess costs incurred for the purchase of condensate feedstock for Parkland's refinery. Refinery operations were suspended in September 2001 and additional product was sourced under our long-term contracts.

Andrew B. Wiswell, President and CEO, said he is encouraged by the positive financial performance of the business since the April 29, 2002 announcement of the conversion to an Income Fund. The Fund is undertaking a growth capital expenditure program funded from cash reserves, cash flow and established bank credit lines. Plans include opening five new convenience stores by the end of calendar year 2002 as well as adding new retail sites and wholesale fuel accounts. These expenditures will enhance the Fund's ability to deliver future cash distributions.

We continue to monitor the positive progress on meeting the conditions precedent for the Blood Tribe to finalize the purchase of the Bowden refinery from the Fund.

As we move forward, the Fund expects fuel sales volumes and gross margins to continue strong through the July – September 2002 period. Convenience store operations will continue to grow its contribution to earnings.

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, indirectly, securities which collectively represent the right to receive all cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *Race Trac* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

Parkland Income Fund is listed on the Toronto Stock Exchange (PKI.UN).

This news release contains forward-looking statements concerning the anticipated performance of the Fund. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Fund undertakes no obligation to update forward-looking statements if conditions or opinions should change.

- 30 -

For further information:

Red Deer:	Andrew B. Wiswell, President and C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance / CFO	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@parklandindustries.com)